NATIONAL RETAIL PROPERTIES, INC. AND SUBSIDIARIES

EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(dollars in thousands)

	For the Six Months Ended June 30, 2016	2015	2014	2013	2012	2011
Pretax income from continuing operations before income from equity investees	$122,641	$208,386	$191,289	$155,631	$117,333	$91,389

Add:
Fixed charges (excluding capitalized interest)	47,572	89,973	85,514	85,912	83,937	80,357
Distributed income from equity investees	—	—	—	—	8,239	593

Pretax earnings from operations, as adjusted	$170,213	$298,359	$276,803	$241,543	$209,509	$172,339

Fixed Charges:
Interest on indebtedness	$44,079	$84,080	$80,370	$79,175	$76,153	$70,022
Capitalized interest	827	2,383	1,628	1,369	1,540	1,213
Amortization of net discount relating to indebtedness	593	1,100	1,238	3,188	4,975	6,191
Amortization of interest rate hedges	1,402	1,902	1,129	438	231	9
Amortization of deferred charges	1,498	2,891	2,777	3,111	2,578	4,135

Fixed charges	$48,399	$92,356	$87,142	$87,281	$85,477	$81,570

Ratio of net earnings to fixed charges	3.52	3.23	3.18	2.77	2.45	2.11

Fixed charges	$48,399	$92,356	$87,142	$87,281	$85,477	$81,570
Preferred stock dividends	17,717	35,434	35,434	27,923	17,428	6,785

Combined fixed charges and preferred stock dividends	$66,116	$127,790	$122,576	$115,204	$102,905	$88,355

Ratio of earnings to combined fixed charges and preferred stock dividends	2.57	2.33	2.26	2.10	2.04	1.95